                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                  AMENDMENT #2

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        --------------------------------

                            NAUTICA ENTERPRISES, INC.

                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    639089101
                        --------------------------------
                                 (CUSIP NUMBER)


                              Eminence Capital, LLC
                               65 East 55th Street
                                   25th Floor
                            New York, New York 10022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 8, 2003
                        --------------------------------
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                               (Page 1 of 4 Pages)
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-----------------------------                      -----------------------------
CUSIP No. 639089101                    13D                           Page 2 of 4
--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Eminence Capital, LLC
--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS


--------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH       8     SHARED VOTING POWER
   REPORTING
  PERSON WITH  -----------------------------------------------------------------

                9     SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON
       OO


                              (Page 2 of 4 Pages)




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CUSIP No. 639089101               SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

Security: Common Stock

Issuer:   Nautica Enterprises, Inc.
          40 West 57th Street
          New York, New York 10019


ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Eminence Capital, LLC ("Eminence")

          (b)  65 East 55th Street, 25th Floor, New York, New York 10022

          (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

          (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  New York

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           N/A

ITEM 4     PURPOSE OF TRANSACTION

           N/A

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (e) As of July 8, 2003, Eminence ceased to be the beneficial owner of more than 5% of the common shares of Nautica Enterprises, Inc.

                              (Page 3 of 4 Pages)
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER

           N/A

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           N/A




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Date:  July 9, 2003


                                                    EMINENCE CAPITAL, LLC

                                                    By: /s/ Ricky C. Sandler
                                                        --------------------
                                                    Name:  Ricky C. Sandler
                                                    Title:  Managing Member


                              (Page 4 of 4 Pages)